Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three months

ended 30 September 2022

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of loss for the three months ended 30 September 2022 and 2021	10
Interim consolidated statement of comprehensive loss for the three months ended 30 September 2022 and 2021	11
Interim consolidated balance sheet as of 30 September 2022, 30 June 2022 and 30 September 2021	12
Interim consolidated statement of changes in equity for the three months ended 30 September 2022, the nine month period ended 30 June 2022 and the three month period ended 30 September 2021	14
Interim consolidated statement of cash flows for the three months ended 30 September 2022 and 2021	15
Notes to the interim consolidated financial statements	16

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2022, as filed with the Securities and Exchange Commission on 20 September 2022 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, TeamViewer and Kohler that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 30 September 2022 as compared to the three months ended 30 September 2021

	Three months ended 30 September (in £ millions)		% Change 2022 over
	2022	2021	2021
Revenue	143.7	126.5	13.6%
Commercial revenue	87.4	64.4	35.7%
Broadcasting revenue	35.0	43.3	(19.2)%
Matchday revenue	21.3	18.8	13.3%
Total operating expenses	(163.7)	(154.1)	6.2%
Employee benefit expenses	(82.3)	(88.5)	(7.0)%
Other operating expenses	(37.8)	(26.8)	41.0%
Depreciation	(3.5)	(3.7)	(5.4)%
Amortization	(40.1)	(35.1)	14.2%
Profit on disposal of intangible assets	16.6	17.4	(4.6)%
Net finance costs	(31.0)	(9.6)	222.9%
Income tax credit	7.9	4.3	83.7%
Loss before tax	(26.5)	(15.5)	71.0%

Revenue

Total revenue for the three months ended 30 September 2022 was £143.7 million, an increase of £17.2 million, or 13.6%, over the three months ended 30 September 2021, as a result of an increase in revenue in our commercial and matchday sectors, partially offset by a decrease in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 30 September 2022 was £87.4 million, an increase of £23.0 million, or 35.7%, over the three months ended 30 September 2021.

•	Sponsorship revenue for the three months ended 30 September 2022 was £57.8 million, an increase of £21.5 million, or 59.2%, over the three months ended 30 September 2021, primarily due to the men’s first team pre-season tour which took place in July. There was no tour in the prior year quarter due to COVID-19 travel restrictions; and
•	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 30 September 2022 was £29.6 million, an increase of £1.5 million, or 5.3%, over the three months ended 30 September 2021.

Broadcasting revenue

Broadcasting revenue for the three months ended 30 September 2022 was £35.0 million, a decrease of £8.3 million, or 19.2%, over the three months ended 30 September 2021, primarily due to our men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the prior year quarter.

Matchday revenue

Matchday revenue for the three months ended 30 September 2022 was £21.3 million, an increase of £2.5 million, or 13.3%, over the three months ended 30 September 2021, due Old Trafford Stadium hosting the opening match of the UEFA Women’s European Championships and the Rugby Super League Grand Final.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, and amortization) for the three months ended 30 September 2022 were £163.7 million, an increase of £9.6 million, or 6.2%, over the three months ended 30 September 2021.

Employee benefit expenses

Employee benefit expenses for the three months ended 30 September 2022 were £82.3 million, a decrease of £6.2 million, or 7.0%, over the three months ended 30 September 2021 primarily due to the men’s first team not participating in the UEFA Champions League, partially offset by increased other staff costs.

Other operating expenses

Other operating expenses for the three months ended 30 September 2022 were £37.8 million, an increase of £11.0 million, or 41.0%, over the three months ended 30 September 2021. This is primarily due to costs incurred in relation to the men’s first team pre-season tour and the impact of increased utility bills in the current year quarter.

Depreciation

Depreciation for the three months ended 30 September 2022 was £3.5 million, a decrease of £0.2 million, or 5.4%, over the three months ended 30 September 2021.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 30 September 2022 was £40.1 million, an increase of £5.0 million, or 14.2%, over the three months ended 30 September 2021, due to investment in the first team playing squad. The unamortized balance of registrations at 30 September 2022 was £494.1 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 30 September 2022 was £16.6 million, a decrease of £0.8 million, or 4.6%, over the three months ended 30 September 2021.

Net finance costs

Net finance costs for the three months ended 30 September 2022 were £31.0 million, an increase of £21.4 million, or 222.9%, over the three months ended 30 September 2021, primarily due to an unfavourable swing in foreign exchange rates resulting in unrealized foreign exchange losses on unhedged USD borrowings.

Income tax

The income tax credit for the three months ended 30 September 2022 was £7.9 million, an increase of £3.6 million, or 83.7%, over the three months ended 30 September 2021.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Carrington training ground (“Carrington”), payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise. As of 30 September, we had cash resources of £24.3 million, with all funds are held as cash and cash equivalents and therefore available on demand. As of 30 September 2022, we also had access to an undrawn revolving facility of £200 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 30 September 2022, we had £100 million of outstanding loans under our revolving facilities and access to undrawn revolving facilities of £200 million.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facilities during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facilities to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs payable to other football clubs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the three months ended 30 September 2022 and 2021:

	Three months ended 30 September (in £ millions)
	2022	2021
Cash flow from operating activities
Cash generated from operations	3.6	71.7
Net interest paid	(9.6)	(7.8)
Tax paid	(0.0)	(0.3)
Net cash (outflow)/inflow from operating activities	(6.0)	63.6
Cash flow from investing activities
Payments for property, plant and equipment	(4.4)	(3.7)
Payments for intangible assets	(100.0)	(72.2)
Proceeds from sale of intangible assets	11.7	11.1
Net cash outflow from investing activities	(92.7)	(64.8)
Cash flow from financing activities
Principal elements of lease payments	(0.9)	(0.4)
Dividends paid	-	(10.7)
Net cash outflow from financing activities	(0.9)	(11.1)
Net decrease in cash and cash equivalents(1)	(99.6)	(12.3)

(1) Excludes the effect of exchange rate changes on cash and cash equivalents.

Net cash (outflow)/inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash generated from operations for the three months ended 30 September 2022 was £3.6 million, compared to £71.7 million for the three months ended 30 September 2021.

Additional changes in net cash (outflow)/inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Drawdowns from our revolving facilities are also subject to variable rates of interest. Net cash outflow from operating activities for the three months ended 30 September 2022 was £6.0 million, compared to net cash inflow of £63.6 million for the three months ended 30 September 2021.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and Carrington, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and Carrington.

Net cash outflow from investing activities for the three months ended 30 September 2022 was £92.7 million, an increase of £27.9 million from £64.8 million for the three months ended 30 September 2021.

For the three months ended 30 September 2022, net capital expenditure on property, plant and equipment was £4.4 million, an increase of £0.7 million from net expenditure of £3.7 million for the three months ended 30 September 2020.

For the three months ended 30 September 2022, net capital expenditure on intangible assets was £88.3 million, an increase of £27.2 million from net expenditure of £61.1 million for the three months ended 30 September 2021.

Net cash outflow from financing activities

Net cash outflow from financing activities for the three months ended 30 September 2022 was £0.9 million, a decrease of £10.2 million from £11.1 million for the three months ended 30 September 2021.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 30 September 2022 the sterling equivalent of £377.9 million (net of unamortized issue costs of £2.5 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (reduced to £25 million during the period 31 March 2021 to 31 March 2023 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 30 September 2022.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 30 September 2022 the sterling equivalent of £199.5 million (net of unamortized issue costs of £1.9 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (with the flexibility to reduce this to £25 million during the period 31 March 2021 to 31 March 2023 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 30 September 2022.

The secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019, 4 March 2021 and 10 December 2021) (the “initial revolving facility”) agreement allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 30 September 2022, we had £75 million in outstanding loans and £75 million in borrowing capacity under our revolving facilities agreement.

The revolving facilities agreement contains a financial maintenance covenant consistent with the note purchase agreement and secured term loan- facility. The initial revolving facility is scheduled to expire on 4 April 2025. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility agreement originally dated 14 October 2020 (as amended and restated on 4 March 2021, 13 December 2021 and 26 April 2022) (the “new revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the new revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 September 2022, we had £25 million in outstanding loans and £50 million in borrowing capacity under our revolving facility agreement. The new revolving facility has a maturity date of 25 June 2027.

On 26 April 2022 we entered into a new bilateral revolving facility agreement (the “bilateral revolving facility”) which allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Bank of America, N.A., London Branch as original lender and with Bank of America Europe Designated Activity Company as agent and security trustee. The general covenants under the bilateral revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 September 2022, we had £75 million in borrowing capacity under our revolving facility agreement.

The bilateral revolving facility has a maturity date of 25 June 2027.

Our revolving facilities are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 September 2022 is £149.0 million (30 June 2022: £112.4 million; 30 September 2021: £126.8 million).

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 September 2022, we believe receipt of £nil to be probable (30 June 2022: £nil; 30 September 2021: £nil).

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 30 September 2022, we had not entered into any other off-balance sheet transactions.

Manchester United plc

Interim consolidated statement of loss - unaudited

		Three months ended 30 September
	Note	2022 £’000	2021 £’000
Revenue from contracts with customers	6	143,654	126,461
Operating expenses	7	(163,644)	(154,103)
Profit on disposal of intangible assets	8	16,608	17,476
Operating loss		(3,382)	(10,166)
Finance costs		(49,730)	(15,964)
Finance income		18,742	6,310
Net finance costs	9	(30,988)	(9,654)
Loss before income tax		(34,370)	(19,820)
Income tax credit	10	7,854	4,281
Loss for the period		(26,516)	(15,539)

Loss per share during the period:
Basic and diluted loss per share (pence)(1)	11	(16.26)	(9.53)

(1) For the three months ended 30 September 2022 and the three months ended 30 September 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive loss - unaudited

	Three months ended 30 September
	2022 £’000	2021 £’000
Loss for the period	(26,516)	(15,539)
Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss
Movement on hedges	(388)	(229)
Income tax credit relating to movements on hedges	97	59
Other comprehensive loss for the period, net of income tax	(291)	(170)
Total comprehensive loss for the period	(26,807)	(15,709)

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

		As of
	Note	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
ASSETS
Non-current assets
Property, plant and equipment	12	244,642	242,661	247,298
Right-of-use assets	13	3,677	4,072	3,955
Investment properties	14	20,203	20,273	20,483
Intangible assets	15	920,941	743,278	848,859
Deferred tax asset	16	644	-	-
Trade receivables	18	19,325	29,757	42,736
Derivative financial instruments	19	36,683	16,462	5,121
		1,246,115	1,056,503	1,168,452
Current assets
Inventories	17	3,752	2,200	2,771
Prepayments		30,912	15,534	25,781
Contract assets – accrued revenue	6.2	46,139	36,239	35,357
Trade receivables	18	51,224	49,210	46,715
Other receivables		1,929	1,569	1,261
Income tax receivable		4,547	4,590	1,108
Derivative financial instruments	19	12,137	6,597	1,308
Cash and cash equivalents	20	24,277	121,223	98,666
		174,917	237,162	212,967
Total assets		1,421,032	1,293,665	1,381,419

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet – unaudited (continued)

		As of
	Note	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
EQUITY AND LIABILITIES
Equity
Share capital	21	53	53	53
Share premium		68,822	68,822	68,822
Treasury shares	22	(21,305)	(21,305)	(21,305)
Merger reserve		249,030	249,030	249,030
Hedging reserve		659	950	(10,606)
Retained deficit		(196,029)	(170,042)	(39,325)
Total equity		101,230	127,508	246,669
Non-current liabilities
Deferred tax liabilities	16	-	7,402	30,814
Contract liabilities – deferred revenue	6.2	20,382	16,697	16,829
Trade and other payables	23	172,977	102,347	105,246
Borrowings	24	577,367	530,365	476,156
Lease liabilities	13	2,588	2,869	2,996
Derivative financial instruments	19	-	49	4,820
Provisions	25	11,706	11,586	4,373
		785,020	671,315	641,234
Current liabilities
Contract liabilities - deferred revenue	6.2	171.344	165,847	189,675
Trade and other payables	23	258,443	220,587	233,713
Income tax liabilities		-	-	6,093
Borrowings	24	102,892	105,757	62,247
Lease liabilities	13	1,000	1,561	943
Derivative financial instruments	19	-	32	188
Provisions	25	1,103	1,058	657
		534,782	494,842	493,516
Total equity and liabilities		1,421,032	1,293,665	1,381,419

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Treasury Shares £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 30 June 2021	53	68,822	(21,305)	249,030	(10,436)	(13,652)	272,512
Loss for the period	-	-	-	-	-	(15,539)	(15,539)
Cash flow hedges	-	-	-	-	(229)	-	(229)
Tax credit relating to movement on hedges	-	-	-	-	59	-	59
Total comprehensive loss for the period	-	-	-	-	(170)	(15,539)	(15,709)
Equity-settled share-based payments	-	-	-	-	-	535	535
Dividends paid	-	-	-	-	-	(10,669)	(10,669)
Balance at 30 September 2021	53	68,822	(21,305)	249,030	(10,606)	(39,325)	246,669
Loss for the period	-	-	-	-	-	(99,971)	(99,971)
Cash flow hedges	-	-	-	-	5,377	-	5,377
Tax credit relating to movement on hedges	-	-	-	-	(1,346)	-	(1,346)
Total comprehensive loss for the period	-	-	-	-	4,031	(99,971)	(95,940)
Reclassified	-	-	-	-	7,525	(7,525)	-
Equity-settled share-based payments	-	-	-	-	-	(337)	(337)
Dividends paid	-	-	-	-	-	(22,884)	(22,884)
Balance at 30 June 2022	53	68,822	(21,305)	249,030	950	(170,042)	127,508
Loss for the period	-	-	-	-	-	(26,516)	(26,516)
Cash flow hedges	-	-	-	-	(388)	-	(388)
Tax credit relating to movement on hedges	-	-	-	-	97	-	97
Total comprehensive loss for the period	-	-	-	-	(291)	(26,516)	(26,807)
Equity-settled share-based payments	-	-	-	-	-	529	529
Balance at 30 September 2022	53	68,822	(21,305)	249,030	659	(196,029)	101,230

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 30 September
	Note	2022 £’000	2021 £’000
Cash flow from operating activities
Cash generated from operations	26	3,619	71,687
Interest paid		(9,628)	(7,792)
Interest received		18	2
Tax paid		(52)	(335)
Net cash (outflow)/inflow from operating activities		(6,043)	63,562
Cash flow from investing activities
Payments for property, plant and equipment		(4,393)	(3,628)
Payments for intangible assets(1)		(100,024)	(72,200)
Proceeds from sale of intangible assets(1)		11,662	11,083
Net cash outflow from investing activities		(92,755)	(64,745)
Cash flow from financing activities
Principal elements of lease payments		(878)	(416)
Dividends paid		-	(10,669)
Net cash outflow from financing activities		(878)	(11,085)
Net decrease in cash and cash equivalents		(99,676)	(12,268)
Cash and cash equivalents at beginning of period		121,223	110,658
Effect of exchange rate changes on cash and cash equivalents		2,730	276
Cash and cash equivalents at end of period	20	24,277	98,666

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in Note 15. Trade payables in relation to the acquisition of registrations at the reporting date are provided in Note 23. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 18.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

1            General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 9 December 2022.

2            Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2022, as filed with the Securities and Exchange Commission on 23 September 2022, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Going concern

The Group has cash resources as of 30 September 2022 of £24.3 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 30 September 2022, the Group also has access to undrawn revolving facilities of £200 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As of 30 September 2022, the Group also has £100 million of outstanding loans under our revolving facilities. The Group’s secured notes and term loan mature in 2027 and 2029 respectively. Of the Group’s total available revolving facilities of £300 million, £150 million expires in 2025 and £150m expires in 2027. As of 30 September 2022, the Company was in compliance with all debt covenants.

As a result of a detailed assessment, including prudent assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report.  For this reason, the Group continues to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

3            Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2022, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

No new or amended IFRS standards or interpretations, effective for the first time for the financial year beginning on 1 July 2022, have had a material impact on the interim consolidated financial statements of the Group.

New and amended standards and interpretations issued but not yet adopted

There are no IFRS or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

Effect of IBOR reform

For the year ended 30 June 2021, we adopted the Phase 2 amendments to IFRS 9, “Financial Instruments” for the first time.

On 10 December 2021 and 13 December 2021, the Group amended and restated its revolving facility agreements with Bank of America and Santander plc respectively, to provide for an alternate method of calculating our interest rates following the cessation of GBP LIBOR and the 1-week and 2-month USD LIBOR rates. Interest is now calculated based on the Sterling Overnight Index Average (SONIA) plus a credit adjustment spread.

Our secured term loan facility of $225.0 million remains subject to USD LIBOR which is expected to be phased out completely by 30 June 2023. Therefore, in due course, the Group will need to re-negotiate terms with its lender and amend the terms of the related interest swap. Such amendments are expected to be achieved without material financial impact to the Group.

The following table contains details of all financial instruments held at 30 September 2022 which reference USD LIBOR and have not yet transitioned to an alternative interest rate benchmark, such that phase 1 reliefs continue to be applied to the hedge relationship as there remains uncertainty arising from IBOR reform:

	Carrying value as at 30 September 2022
	Assets	Liabilities
	£000	£000
Borrowings (measured at amortised cost)	-	(199,464)
Derivative financial instruments	5,173	-
Total	5,173	(199,464)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

3            Accounting policies (continued)

Effect of IBOR reform (continued)

The Group has adopted the following hedge accounting reliefs provided by Phase 2 of the amendments:

(i)	Hedge designation – When the Phase 1 amendments cease to apply, the group will amend its cash flow hedge designation to reflect changes which are required by IBOR reform, but only to make one or more of these changes:

•	Designating an alternative benchmark rate (contractually or non-contractually specified) as a hedged risk;

•	Amending the description of the hedged item, including the designated portion of the cash flows being hedged; or

•	Amending the description of the hedging instrument.

The Group will update its hedge documentation to reflect these changes at the end of the reporting period in which the changes are made. The amendments to hedge documentation do not require the Group to discontinue the cash flow hedge relationship.

(ii)	Risk components – The Group is permitted to designate an alternative benchmark rate as a non-contractually specified risk component, even if it is not separately identifiable at the date when it is designated, provided that the Group reasonably expects that it will meet the requirements within 24 months of the first designation and the risk component is reliably measurable. The Group has not designated any alternative benchmark rates as risk components in any hedge relationships during the period.

4            Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

•	Estimate of minimum guarantee revenue recognition – see Note 5

•	Estimate of fair value of registrations – see Note 15

•	Recognition of deferred tax assets – see Note 16

•	Recognition of tax related provisions – see Note 25

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2022.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

5            Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. This is particularly evident in the 2022/23 season, in which the Premier League Season paused for six weeks in November 2022 for the FIFA World Cup to take place. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate at 30 September 2022 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

5            Seasonality of revenue (continued)

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome and to the extent that it is deemed highly probably that no revenue recognized will be reversed). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

6            Revenue from contracts with customers

6.1	Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently, the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 30 September
	2022 £’000	2021 £’000
Sponsorship	57,811	36,269
Retail, merchandising, apparel & product licensing	29,577	28,096
Commercial	87,388	64,365
Domestic competitions	27,627	22,879
European competitions	5,687	18,547
Other	1,689	1,916
Broadcasting	35,003	43,342
Matchday	21,263	18,754
	143,654	126,461

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

6.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets – accrued revenue £’000
At 1 July 2021	40,544
Recognized in revenue during the period	28,706
Cash received/amounts invoiced during the period	(33,893)
At 30 September 2021	35,357
Recognized in revenue during the period	6,242
Cash received/amounts invoiced during the period	(5,360)
At 30 June 2022	36,239
Recognized in revenue during the period	52,576
Cash received/amounts invoiced during the period	(42,676)
At 30 September 2022	46,139

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

6            Revenue from contracts with customers (continued)

6.2	Assets and liabilities related to contracts with customers (continued)

A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities – deferred revenue £’000	Non-current contract liabilities – deferred revenue £’000	Total contract liabilities – deferred revenue £’000
At 1 July 2021	(117,984)	(22,942)	(140,926)
Recognized in revenue during the period	38,798	-	38,798
Cash received/amounts invoiced during the period	(104,376)	-	(104,376)
Reclassified to current during the period	(6,113)	6,113	-
At 30 September 2021	(189,675)	(16,829)	(206,504)
Recognized in revenue during the period	69,203	-	69,203
Cash received/amounts invoiced during the period	(45,243)	-	(45,243)
Reclassified to current during the period	(132)	132	-
At 30 June 2022	(165,847)	(16,697)	(182,544)
Recognized in revenue during the period	101,985		101,985
Cash received/amounts invoiced during the period	(111,167)	-	(111,167)
Reclassified to current during the period	3,685	(3,685)	-
At 30 September 2022	(171,344)	(20,382)	(191,726)

Commercial, broadcasting and Matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

7	Operating expenses

	Three months ended 30 September
	2022 £’000	2021 £’000
Employee benefit expenses	(82,256)	(88,505)
Depreciation - property, plant and equipment (Note 12)	(2,974)	(3,193)
Depreciation – right-of-use assets (Note 13)	(434)	(428)
Depreciation - investment property (Note 14)	(70)	(70)
Amortization – intangible assets (Note 15)	(40,139)	(35,134)
Other operating expenses	(37,771)	(26,773)
	(163,644)	(154,103)

8	Profit on disposal of intangible assets

	Three months ended 30 September
	2022 £’000	2021 £’000
Profit on disposal of registrations	16,608	17,318
Player loan income	-	158
	16,608	17,476

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

 9            Net finance costs

	Three months ended 30 September
	2022 £’000	2021 £’000
Interest payable on bank loans and overdrafts	(813)	(515)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(6,210)	(4,582)
Interest payable on lease liabilities (Note 13)	(23)	(25)
Amortization of issue costs on secured term loan facility and senior secured notes	(177)	(171)
Foreign exchange losses on retranslation of unhedged US dollar borrowings (1)	(40,440)	(9,969)
Unwinding of discount relating to registrations	(1,172)	(579)
Interest on provisions	(60)	-
Hedge ineffectiveness on cash flow hedges	(835)	-
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	-	(123)
Total finance costs	(49,730)	(15,964)
Interest receivable on short-term bank deposits	130	2
Reclassified from hedging reserve	-	326
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	18,612	5,982
Total finance income	18,742	6,310
Net finance costs	(30,988)	(9,654)

(1)  Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavorable swing in foreign exchange rates.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

10            Income tax expense

	Three months ended 30 September
	2022 £’000	2021 £’000
Current tax
Current tax on loss for the period	(69)	(57)
Foreign tax	(26)	(335)
Total current tax expense	(95)	(392)
Deferred tax
Origination and reversal of temporary differences	7,949	4,673
Total deferred tax credit	7,949	4,673
Total income tax credit	7,854	4,281

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2023 is 22.93% (30 June 2022: 23.29%).

The current year estimated weighted average annual tax rate of 22.93% is driven by UK deferred tax movements, recognized at the substantively enacted increase in UK Corporation tax rate of 25%, effective April 2023.

The prior year estimated weighted average annual tax rate of 23.29% was also largely driven by the UK deferred tax movements.

In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	Three months ended 30 September
	2022 £’000	2021 £’000
Current tax	-	-
Deferred tax (Note 16)	97	59
Total income tax credit recognized in other comprehensive income	97	59

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

11            Loss per share

	Three months ended 30 September
	2022	2021
Loss for the period (£’000)	(26,516)	(15,539)
Basic and diluted loss per share (pence) (1)	(16.26)	(9.53)

(i)	Basic loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of ordinary shares in issue during the period.

(ii)	Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year or, if later, the date of the issue of the potential ordinary shares.

(iii)	Weighted average number of shares used as the denominator

	Three months ended 30 September
	2022 Number ‘000	2021 Number ‘000
Class A ordinary shares	52,013	44,971
Class B ordinary shares	112,732	119,707
Treasury shares	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (1)	163,062	162,996

(1) For the three months ended 30 September 2022 and the three months ended 30 September 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

26

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

12	Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2022
Cost	281,377	39,561	75,393	396,331
Accumulated depreciation	(63,261)	(34,293)	(56,115)	(153,669)
Net book amount	218,116	5,268	19,278	242,662
Three months ended 30 September 2022
Opening net book amount	218,116	5,268	19,278	242,662
Additions	1,555	630	2,769	4,954
Depreciation charge	(850)	(677)	(1,447)	(2,974)
Closing net book amount	218,821	5,221	20,600	244,642
At 30 September 2022
Cost	282,932	40,191	78,162	401,285
Accumulated depreciation	(64,111)	(34,970)	(57,562)	(156,643)
Net book amount	218,821	5,221	20,600	244,642

At 1 July 2021
Cost	278,987	38,309	73,528	390,824
Accumulated depreciation	(59,867)	(32,964)	(50,934)	(143,765)
Net book amount	219,120	5,345	22,594	247,059
Three months ended 30 September 2021
Opening net book amount	219,120	5,345	22,594	247,059
Additions	1,328	675	1,429	3,432
Transfers	-	232	(232)	-
Depreciation charge	(846)	(858)	(1,489)	(3,193)
Closing net book amount	219,602	5,394	22,302	247,298
At 30 September 2021
Cost	280,315	39,245	74,696	394,256
Accumulated depreciation	(60,713)	(33,851)	(52,394)	(146,958)
Net book amount	219,602	5,394	22,302	247,298

27

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

13	Leases

(i)	Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
Property	3,286	3,655	3,620
Plant and machinery	391	417	335
Total	3,677	4,072	3,955

Additions to right-of-use assets for the three months ended 30 September 2022 amounted £39,000 (2021: £nil) and for the year ended 30 June 2022 amounted to £1,428,000.

Lease liabilities:

	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
Current	1,000	1,561	943
Non-current	2,588	2,869	2,996
Total lease liabilities	3,588	4,430	3,939

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2021	4,340
Cash flows	(426)
Accretion expense	25
At 30 September 2022	3,939
Cash flows	(1,018)
Acquisition	1,437
Accretion expense	72
At 30 June 2022	4,430
Cash flows	(903)
Acquisition	38
Accretion expense	23
At 30 September 2022	3,588

28

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

13	Leases (continued)

(ii)	Amounts recognized in the consolidated statement of profit or loss

	Three months ended 30 September
	2022 £’000	2021 £’000
Depreciation charge of right-of-use assets
Property	(369)	(384)
Plant and machinery	(65)	(44)
	(434)	(428)
Interest expense (included in finance cost)	(23)	(25)
Expenses relating to short-term leases (included in operating expenses)	(95)	(96)
Expenses relating to low value leases (included in operating expenses)	(11)	(11)

29

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

14	Investment property

Total £’000
At 1 July 2022
Cost	32,193
Accumulated depreciation and impairment	(11,920)
Net book amount	20,273
Three months ended 30 September 2022
Opening net book amount	20,273
Depreciation charge	(70)
Closing net book amount	20,203
At 30 September 2022
Cost	32,193
Accumulated depreciation and impairment	(11,990)
Net book amount	20,203

At 1 July 2021
Cost	32,193
Accumulated depreciation and impairment	(11,640)
Net book amount	20,553
Three months ended 30 September 2021
Opening net book amount	20,553
Depreciation charge	(70)
Closing net book amount	20,483
At 30 September 2021
Cost	32,193
Accumulated depreciation and impairment	(11,710)
Net book amount	20,483

Investment properties were externally valued as of 30 June 2022 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2022 was £38,250,000. Management has considered the carrying amount of investment property as of 30 September 2022 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

30

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

15	Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2022
Cost	421,453	779,196	18,817	1,219,466
Accumulated amortization	-	(462,985)	(13,203)	(476,188)
Net book amount	421,453	316,211	5,614	743,278
Three months ended 30 September 2022
Opening net book amount	421,453	316,211	5,614	743,278
Additions	-	218,654	376	219,030
Disposals	-	(1,228)	-	(1,228)
Amortization charge	-	(39,505)	(634)	(40,139)
Closing book amount	421,453	494,132	5,356	920,941
At 30 September 2022
Cost	421,453	989,667	19,193	1,430,313
Accumulated amortization	-	(495,535)	(13,837)	(509,372)
Net book amount	421,453	494,132	5,356	920,941

At 1 July 2021
Cost	421,453	861,210	16,644	1,299,307
Accumulated amortization	-	(533,223)	(11,617)	(544,840)
Net book amount	421,453	327,987	5,027	754,467
Three months ended 30 September 2021
Opening net book amount	421,453	327,987	5,027	754,467
Additions	-	141,227	520	141,747
Disposals	-	(12,221)	-	(12,221)
Amortization charge	-	(34,466)	(668)	(35,134)
Closing book amount	421,453	422,527	4,879	848,859
At 30 September 2021
Cost	421,453	981,013	16,267	1,418,733
Accumulated amortization	-	(558,486)	(11,388)	(569,874)
Net book amount	421,453	422,527	4,879	848,859

31

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

15	Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 30 September 2022 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Significant estimates – fair value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 September 2022 is disclosed in Note 29.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 September 2022 was £2,103,000 and £2,103,000 respectively (30 September 2021: £2,103,000 and £2,035,000 respectively).

32

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

16	Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
Net deferred tax asset/(liability)	644	(7,402)	(30,814)

The movements in the net deferred tax (liability)/asset are as follows:

	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
At the beginning of the period	(7,402)	(35,546)	(35,546)
Credited to income statement (Note 10)	7,949	29,431	4,673
Credited/(expensed) to other comprehensive income (Note 10)	97	(1.287)	59
At the end of the period	644	(7,402)	(30,814)

Group profits are subject to both UK and US corporate tax. The current US federal corporate income tax rate is 21% compared to the substantively enacted UK corporation tax rate of 25%. As the UK corporation tax rate is higher than the US federal corporate income tax rate, it is forecast that all future US cash tax will be sheltered by foreign tax credits derived from UK tax paid. A potential US deferred tax asset at the period end has therefore not been recognised as it is not forecast to give rise to a future economic benefit. Future increases in the US federal corporate income tax rate could result in the recognition of the US deferred tax asset.

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

33

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

17	Inventories

	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
Finished goods	3,752	2,200	2,771

The cost of inventories recognized as an expense and included in operating expenses for the three months ended 30 September 2022 amounted to £4,073,000 (year ended 30 June 2022: £11,345,000; three months ended 30 September 2021: £4,417,000).

18	Trade receivables

	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
Trade receivables	83,359	91,207	95,481
Less: provision for impairment of trade receivables	(12,810)	(12,240)	(6,030)
Net trade receivables	70,549	78,967	89,451
Less: non-current portion
Trade receivables	19,325	29,757	42,736
Current trade receivables	51,224	49,210	46,715

Net trade receivables include transfer fees receivable from other football clubs of £57,264,000 (30 June 2022: £50,418,000; 30 September 2021: £63,429,000) of which £24,823,000 (30 June 2022: £29,757,000; 30 September 2021: £42,736,000) is receivable after more than one year. Net trade receivables also include £5,274,000 (30 June 2022: £19,903,000; 30 September 2021: £5,394,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

The fair value of net trade receivables as of 30 September 2022 was £72,486,000 (30 June 2022: £80,150,000; 30 September 2021: £91,492,000) before discounting of cash flows.

34

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

19	Derivative financial instruments

	30 September 2022		30 June 2022		30 September 2021
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	5,173	-	2,458	-	-	(4,724)
Forward foreign exchange contracts	-	-	-	-	-	(23)
At fair value through profit or loss:
Embedded foreign exchange derivatives	38,280	-	20,286	-	6,429	(196)
Forward foreign exchange contracts	5,367	-	315	(81)	-	(65)
	48,820	-	23,059	(81)	6,429	(5,008)
Less non-current portion:
Used for hedging:
Interest rate swaps	5,173	-	2,458	-	-	(4,724)
At fair value through profit or loss:
Embedded foreign exchange derivatives	27,681	-	13,786	-	-	(96)
Forward foreign exchange contracts	3,829	-	218	(49)	5,121	-
Non-current derivative financial instruments	36,683	-	16,462	(49)	5,121	(4,820)
Current derivative financial instruments	12,137	-	6,597	(32)	1,308	(188)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

•	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in Level 2.

20	Cash and cash equivalents

	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
Cash at bank and in hand	24,277	121,223	98,666

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

35

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

21	Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2021	164,677	53
Employee share-based compensation awards – issue of shares	9	-
At 30 September 2021	164,686	53
Employee share-based compensation awards – issue of shares	59	-
At 30 June 2022	164,745	53
Employee share-based compensation awards – issue of shares	-	-
At 30 September 2022	164,745	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 30 September 2022, the Company’s issued share capital comprised 54,537,360 Class A ordinary shares and 110,207,613 Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury as of 30 September 2021. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 22.

22	Treasury shares

	Number of shares (thousands)	£’000
At 1 July 2021, 30 September 2021, 30 June 2022 and 30 September 2022	(1,683)	(21,305)

36

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

23	Trade and other payables

	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
Trade payables	323,966	192,863	228,142
Other payables	17,517	18,892	19,676
Accrued expenses	59,813	89,016	52,655
Social security and other taxes	30,124	22,073	38,486
	431,420	322,934	338,959
Less: non-current portion
Trade payables	172,057	101,301	104,641
Other payables	920	1,046	605
Non-current trade and other payables	172,977	102,347	105,246
Current trade and other payables	258,443	220,587	233,713

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £306,771,000 (30 June 2022: £181,545,000; 30 September 2021: £208,252,000) of which £172,057,000 (30 June 2022: £101,301,000; 30 September 2021: £104,641,000) is due after more than one year. Of the amount due after more than one year, £78,589,000 (30 June 2022: £54,732,000; 30 September 2021: £55,729,000) is expected to be paid between 1 and 2 years, £92,503,000 (30 June 2022: £46,569,000; 30 September 2021: £47,850,000) is expected to be paid between 2 and 5 years, and the balance of £965,000 (30 June 2022: £nil; 30 September 2021: £1,062,000) is expected to be paid after 5 years.

The fair value of trade payables as of 30 September 2022 was £346,326,000 (30 June 2022: £196,396,000; 30 September 2021: £234,318,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

37

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

24	Borrowings

	30 September 2022 £’000	30 June 2022 £’000	30 September 2021 £’000
Senior secured notes	377,903	347,173	311,733
Secured term loan facility	199,464	183,192	164,423
Revolving facilities	100,000	100,000	60,000
Accrued interest on senior secured notes and revolving facilities	2,892	5,757	2,247
	680,259	636,122	538,403
Less: non-current portion
Senior secured notes	377,903	347,173	311,733
Secured term loan facility	199,464	183,192	164,423
Non-current borrowings	577,367	530,365	476,156
Current borrowings	102,892	105,757	62,247

The senior secured notes of £377,903,000 (30 June 2022: £347,173,000; 30 September 2021: £311,733,000) is stated net of unamortized issue costs amounting to £2,478,000 (30 June 2022: £2,591,000; 30 September 2021: £2,942,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2022: $425,000,000; 30 September 2021: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £199,464,000 (30 June 2022: £183,192,000; 30 September 2021: £164,423,000) is stated net of unamortized issue costs amounting to £1,915,000 (30 June 2022: £1,979,000; 30 September 2021: £2,170,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2022: $225,000,000; 30 September 2021: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

38

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

24	Borrowings (continued)

The Group also has £100,000,000 (30 June 2022: £100,000,000; 30 September 2021: £60,000,000) in outstanding loans and £200,000,000 (30 June 2022: £200,000,000; 30 September 2021: £140,000,000) in borrowing capacity under our revolving facilities. £150,000,000 of the facilities terminate on 4 April 2025 and the remainder terminates on 25 June 2027.

The Group has complied with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2022 and 2021 reporting period.

25	Provisions

	Other(1)	Tax(2)	Total
	£’000	£’000	£’000
At 1 July 2021	722	4,080	4,802
Charged to profit or loss:
Additional provisions recognized	15	213	228
At 30 September 2021	737	4,293	5,030
Charged to profit or loss:
Reassessment of provisions	406	1,259	1,665
Additional provisions recognized	-	5,949	5,949
At 30 June 2022	1,143	11,501	12,644
Charged to profit or loss:
Reassessment of provisions	47	118	165
At 30 September 2022	1,190	11,619	12,809
Less: non-current portion
Provisions	(87)	(11,619)	(11,706)
Current provisions	1,103	-	1,103

(1) Other provision

Other provision includes, amongst other items, make good provisions as the Group is required to restore the leased premises of its office spaces to their original condition at the end of the respective lease terms. A provision has been recognized based upon the estimated expenditure required to remove any leasehold improvements. The remaining term on such leased properties is between 14 months and 18 months.

(2) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain and therefore a reliable estimate of the expected timing of such cash outflows cannot be made. This provision is therefore recognized as non-current unless management expects it to be paid within 12 months.

39

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

26	Cash generated from operations

	Three months ended 30 September
	2022 £’000	2021 £’000
Loss before income tax	(34,370)	(19,820)
Adjustments for:
Depreciation	3,478	3,691
Amortization	40,139	35,134
Profit on disposal of intangible assets	(16,608)	(17,476)
Net finance costs	30,988	9,654
Non-cash employee benefit expense - equity-settled share-based payments	529	535
Foreign exchange (gains)/losses on operating activities	(1,173)	96
Reclassified from hedging reserve	(163)	(60)
Changes in working capital:
Inventories	(1,552)	(691)
Prepayments	(15,566)	(18,527)
Contract assets – accrued revenue	(9,900)	5,187
Trade receivables	15,983	291
Other receivables	(360)	(801)
Contract liabilities – deferred revenue	9,182	65,578
Trade and other payables	(17,153)	8,668
Provisions	165	228
Cash generated from operations	3,619	71,687

40

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

27	Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2020 where the total deficit on the ongoing valuation basis was £27.5 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £532,000 per annum and this amount will increase by 5% per annum from September 2022. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 30 April 2025.

As of 30 September 2022, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,434,000. This amounts to £514,000 (30 June 2022: £556,000; 30 September 2021: £526,000) due within one year and £920,000 (30 June 2022: £1,046,000; 30 September 2021: £605,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

41

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

28	Financial risk management

28.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2022, as filed with the Securities and Exchange Commission on 23 September 2022, contained within the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

28.2	Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between October 2022 to June 2025. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the reporting date:

	30 September 2022 $’000	30 June 2022 $’000	30 September 2021 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(10,343)	(37,000)	(7,589)
Net USD debt	639,657	613,000	642,411
Hedged future USD revenues	(53,330)	(22,800)	(46,263)
Unhedged USD borrowings(1)	586,327	590,200	596,148
Closing exchange rate	1.1173	1.2151	1.3506

(1) A further portion of the profit and loss exposure (within net finance income/costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

42

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

28	Financial risk management (continued)

28.2	Hedging activities (continued)

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. net finance costs), as the underlying interest payments, which given the term of the swap will be between October 2022 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	30 September 2022	30 June 2022	30 September 2021
Principal value of loan outstanding ($‘000)	150,000	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032
%Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 30 September 2022, the fair value of the above interest rate swaps was an asset of £5,173,000 (30 June 2022: asset of £2,458,000; 30 September 2021: liability of £4,724,000).

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

43

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

29	Contingent liabilities and contingent assets

29.1	Contingent liabilities

The Group had contingent liabilities at 30 September 2022 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £149,031,000 (30 June 2022: £112,372,000; 30 September 2021: £126,838,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2021: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2021: no material impact). As of 30 September 2022, the potential amount payable by type of condition and category of player was:

	First team squad £’000	Other £’000	Total £’000
Type of condition:
MUFC appearances/team success/new contract	91,626	13,239	104,865
International appearances	10,349	1,166	11,515
Awards	32,651	-	32,651
	134,626	14,405	149,031

(ii)	Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

29.2	Contingent assets

(i)	Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 September 2022, the amount of such receipt considered to be probable was £nil (30 June 2022: £nil; 30 September 2021: £nil).

44

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

30	Commitments

30.1	Capital commitments

At 30 September 2022, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £1,167,000 (30 June 2022: £1,185,000; 30 September 2021: £1,149,000) and to other intangible assets amounting to £131,000 (30 June 2022: £1,476,000; 30 September 2021: £346,000). These amounts are not recognized as liabilities.

31	Events after the reporting period

31.1	Revolving facilities

On 3 October 2022, a drawdown on the Group’s revolving facilities of £100 million was made. This comprised of £25 million under our initial revolving facility with Bank of America, £25 million under our revolving facility with Santander and £50 million under our bilateral revolving facility with Bank of America. This takes the total drawdown as of 3 October 2022 to £200 million from available facilities of £300 million.

31.2	Covenant amendments

On 4 November 2022 the agreements for our senior secured notes, secured term loan and revolving credit facilities were amended to revise their covenant requirements. For the 12 months ending 31 December 2022 and the 12 months ending 31 March 2023, consolidated EBITDA may not be less than £25 million, a reduction from its previously required level of £65 million. Compliance with the revised covenants will still be tested on a quarterly basis.

31.3	Process to explore strategic alternatives

On 22 November 2022, the group’s Board of Directors announced that they are commencing a process to explore strategic alternatives for the club. As part of this process all strategic alternatives will be considered, including new investment into the club, a sale, or other transaction involving the Group.

32	Related party transactions

As of 30 September 2022, trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 4.37% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 95.62% of the voting power of our outstanding capital stock.

45

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

33	Subsidiaries

The following companies are the subsidiary undertakings of the Company as of 30 September 2022:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.

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